SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Molekule Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

007744105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 007744105	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Uncork Plus II, L.P. (“Uncork Plus II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
360,098 shares, except that Uncork Plus II GP, L.L.C. (“Uncork Plus II GP”), the general partner of Uncork Plus II, may be deemed to have sole power to vote these shares, and Jean-Francois Clavier (“Clavier”) and Andrew McLoughlin (“McLoughlin”), the managing members of Uncork Plus II GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
360,098 shares, except that Uncork Plus II GP, the general partner of Uncork Plus II, may be deemed to have sole power to dispose of these shares, and Clavier and McLoughlin, the managing members of Uncork Plus II GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.04%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC IV, L.P. (“SoftTech IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,044,584 shares, except that SoftTech VC IV, L.L.C. (“SoftTech IV GP”), the general partner of SoftTech IV, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,044,584 shares, except that SoftTech IV GP, the general partner of SoftTech IV, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.01%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC Plus, L.P. (“SoftTech Plus”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
298,142 shares, except that SoftTech VC Plus, L.L.C. (“SoftTech Plus GP”), the general partner of SoftTech Plus, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
298,142 shares, except that SoftTech Plus GP, the general partner of SoftTech Plus, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.86%[1]
12	TYPE OF REPORTING PERSON* PN

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Uncork Plus II GP, L.L.C. (“Uncork Plus II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
360,098 shares, of which 360,098 are directly owned by Uncork Plus II. Uncork Plus II GP, the general partner of Uncork Plus II, may be deemed to have sole power to vote these shares, and Clavier and McLoughlin, the managing members of Uncork Plus II GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

360,098 shares, of which 360,098 are directly owned by Uncork Plus II. Uncork Plus II GP, the general partner of Uncork Plus II, may be deemed to have sole power to dispose of these shares, and Clavier and McLoughlin, the managing members of Uncork Plus II GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.04%[1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC IV, L.L.C. (“SoftTech IV GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,044,584 shares, of which 1,044,584 are directly owned by SoftTech IV. SoftTech IV GP, the general partner of SoftTech IV, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,044,584 shares, of which 1,044,584 are directly owned by SoftTech IV. SoftTech IV GP, the general partner of SoftTech IV, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech IV GP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.01%[1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftTech VC Plus, L.L.C. (“SoftTech Plus GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
298,142 shares, of which 298,142 are directly owned by SoftTech Plus. SoftTech Plus GP, the general partner of SoftTech Plus, may be deemed to have sole power to vote these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

298,142 shares, of which 298,142 are directly owned by SoftTech Plus. SoftTech Plus GP, the general partner of SoftTech Plus, may be deemed to have sole power to dispose of these shares, and Clavier, the managing member of SoftTech Plus GP, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.86%[1]
12	TYPE OF REPORTING PERSON* OO

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 8 of 13

1	NAME OF REPORTING PERSONS Jean-Francois Clavier (“Clavier”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,342,726 shares, of which 1,044,584 are directly owned by SoftTech IV and 298,142 are directly owned by SoftTech Plus. Clavier is a managing member of SoftTech IV GP, the general partner of SoftTech IV and SoftTech Plus GP, the general partner of SoftTech Plus, and may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER
360,098 shares, which are directly owned by Uncork Plus II. Clavier is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER
1,342,726 shares, of which 1,044,584 are directly owned by SoftTech IV and 298,142 are directly owned by SoftTech Plus. Clavier is a managing member of SoftTech IV GP, the general partner of SoftTech IV and SoftTech Plus GP, the general partner of SoftTech Plus, and may be deemed to have sole power to dispose of these shares.
8

SHARED DISPOSITIVE POWER
360,098 shares, which are directly owned by Uncork Plus II. Clavier is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,702,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.91%[1]
12	TYPE OF REPORTING PERSON* IN

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 9 of 13

1	NAME OF REPORTING PERSONS Andrew McLoughlin (“McLoughlin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
360,098 shares, of which 360,098 are directly owned by Uncork Plus II. McLoughlin is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
360,098 shares, of which 360,098 are directly owned by Uncork Plus II. McLoughlin is a managing member of Uncork Plus II GP, the general partner of Uncork Plus II, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.04%[1]
12	TYPE OF REPORTING PERSON* IN

1 Based on 34,654,459 shares of the Issuer’s Common Stock outstanding as of August 9, 2023, as reported by the Issuer in its Form 10-Q filed on August 14, 2023.

CUSIP NO. 007744105	13 G	Page 10 of 13

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Uncork Plus II, L.P., a Delaware limited partnership (“Uncork Plus II”), SoftTech VC IV, L.P., a Delaware limited partnership (“SoftTech IV”), SoftTech VC Plus, L.P., a Delaware limited partnership (“SoftTech Plus”), Uncork Plus II GP, L.L.C., a Delaware limited liability company (“Uncork Plus II GP”), SoftTech VC IV, L.L.C., a Delaware limited liability company (“SoftTech IV GP”), SoftTech VC Plus, L.L.C., a Delaware limited liability company (“SoftTech Plus GP”), and Jean-Francois Clavier (“Clavier”) and Andrew McLoughlin (“McLoughlin”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2023.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

CUSIP NO. 007744105	13 G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Uncork Plus II, L.P.

By: Uncork Plus II GP, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

Uncork Plus II GP, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC IV, L.P.

By: SoftTech VC IV, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC IV, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC Plus, L.P.

By: SoftTech VC Plus, L.L.C.
Its: General Partner

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

SoftTech VC Plus, L.L.C.

By:	/s/ Jean-Francois Clavier
Jean-Francois Clavier, Managing Member

Jean-Francois Clavier

/s/ Jean-Francois Clavier
Jean-Francois Clavier

Andrew McLoughlin

/s/ Andrew McLoughlin
Andrew McLoughlin

CUSIP NO. 007744105	13 G	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 007744105	13 G	Page 13 of 13

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Molekule Group, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.